FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 11, 2015

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Registrant”)

Federated Kaufmann Small Cap Fund (the “Fund”)

Class A Shares

Class B Shares

Class C Shares

Class R Shares

Institutional Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on December 3, 2015 on its Rule 485(a) Post-Effective Amendment No. 164 and Amendment No. 158, with respect to the Fund, submitted on October 20, 2015.

1.	Fee Table: Please confirm that the Example Table only reflects waivers for a one year period.

Response: With respect to the Example Table, the Fund does not take waivers into account when calculating any of the numbers.

2.	Derivative Contracts: Please add disclosure to the Investment Strategy discussing the Fund’s investments in the various derivative transactions discussed in the prospectus. Also, please review the adequacy of the strategy and risk disclosure of derivatives in this and other sections in the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Registrant notes that it has assessed the accuracy and completeness of the Fund’s disclosures regarding derivatives, including whether the disclosure is presented in an understandable manner using plain English. The Registrant notes that the Fund’s disclosure is not standard, generic prospectus disclosure for multiple funds, but has been drafted to reflect the particular nature of the Fund’s investments. The derivatives disclosure has been tailored to the Fund, and it outlines the strategies for which derivatives will be used to assist the Fund in seeking its investment objective. In determining the appropriate level of disclosure, the Fund considered the degree of economic exposure the derivatives create in addition to the use of such derivatives. It is not anticipated that such use of derivatives for hedging and other strategic transactions will constitute a significant portion of the Fund’s investment activity. That said, in consideration of the staff’s comment, in connection with its next annual update, the Fund proposes to make the following changes to the final paragraph under “Fund Summary – What are the Fund’s Main investment Strategies?” in the Summary Prospectus to further enhance the disclosure.

The Fund may invest in fixed-income securities, exchange-traded funds, American Depositary Receipts and use derivative contracts (such as, for example, options, swaps and futures contracts) and hybrid instruments to implement its investment strategies. For example, the Fund may use derivative contracts or hybrid instruments to increase or decrease the portfolio’s exposure to the investment(s) underlying the derivative or hybrid instruments in an attempt to benefit from changes in the value of the underlying investment(s), to realize gains from trading a derivative contract or to hedge against potential losses. There can be no assurances that the Fund’s use of derivative contracts or hybrid instruments will work as intended.

Supplementally, in connection with its next annual update, the Fund will also make the following changes under “Fund Details - What’s the Fund’s Investment Strategies?” in the statutory prospectus:

The Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. The types of derivatives that the Fund may use include, among others, futures, options and swaps. For example, the Fund may use derivative contracts or hybrid instruments to increase or decrease the portfolio’s exposure to the investment(s) underlying the derivative or hybrid instrument in an attempt to benefit from changes in the value of the underlying investment(s). Additionally, by way of example, the Fund may use derivative contracts in an attempt to:

•	obtain premiums from the sale of derivative contracts;
•	realize gains from trading a derivative contract; or
•	hedge against potential losses.

There can be no assurance that the Fund’s use of derivative contracts or hybrid instruments will work as intended.

3.	SAI – Regarding the Fund’s Concentration Policy, please track the language per Item 16(c)(1)(iv) of Form N-1A, that the Fund is concentrating investments in a particular industry “or group of industries.”

Response: The Registrant acknowledges that Item 16 (c) (1) (iv) of Form N-1A language specifies the language“ a particular industry or group of industries.” However, the Registrant respectfully notes that the Fund’s concentration policy is a fundamental policy and cannot be changed without shareholder approval. While the Fund’s disclosure does not exactly track the language of Item 16 (c) (1) (iv), it matches the fundamental policy as adopted by the Fund’s Board, the Fund’s policy does not reserve the right to concentrate, and the Fund, in practice, does not distinguish between an industry or group of industries. The Fund currently has no future plans to concentrate in any particular industry or group of industries.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8831.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal